Exhibit 99.(a)25 - Reminder Letter

May 3, 2002

To All Employees:

As you know, last week we announced a Stock Option Exchange Offer that will enable eligible employees to voluntarily exchange certain outstanding stock option grants for the opportunity to receive an option for a smaller number of shares. We expect to grant these shares at a price equal to the fair market value of Lucent common stock on or about Nov. 25, 2002.

If you have not yet made your decision, I urge you to read the Offer to Exchange completely. It contains extensive information about the offer and the risks, should you decide to participate. The offer is entirely voluntary and the decision to participate is completely up to you.

As you review the offer materials, I'd like to again remind you that:

•	Neither our board of directors nor our management is making a recommendation as to whether you should accept or reject the Offer.

•	We have not authorized any person or group inside the business—including leaders of the business— or outside the business to give advice or make any representation, interpretation or recommendation on the company’s behalf as to whether you should or should not elect to exchange your options.

•	The SEC has not approved or disapproved the Offer or passed on its accuracy.

•	You should consult your own personal advisor at your own expense if you have questions about your financial, legal or tax situation before making a decision about the offer.

•	You should rely only on the information contained in the Offer or in the documents to which we have referred you when making your decision, and not on any other employee’s interpretation of this offer or prediction of our future prospects.

         If you have questions, the best place to go for answers is to the offer document itself. You can access the full text of the Offer to Exchange at [web site link]. This Web site also makes it easy to find key information about the offer and how to participate. If you are not able to find an answer to your question, the Web site provides a feature that will let you ask questions or request support. To send a request, access the web site, click on “Contact Us,” and follow the instructions. The Support Center will respond via e-mail.

Employees who don’t have access to the Web site or e-mail, can contact the Lucent Exchange Offer Support Center at (877) 843-9488 (inside the United States) or +1 (847) 883-0830 (outside the United States).

Again, I encourage you to read the offer document thoroughly before making your decision, and remind you that – with the exception of Belgium -- we expect the offer period to expire on May 22, 2002 at 11:59 p.m. Eastern time.

Sincerely,

Rich Rawson
Senior Vice President,
General Counsel and Secretary